Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-281880

PROSPECTUS SUPPLEMENT

(to Prospectus dated September 19, 2024)

INSPIRATO INCORPORATED

Up to $17,582,393

Class A Common Stock

This prospectus supplement updates and amends certain information contained in the prospectus supplement, dated September 24, 2024 (the “Original Prospectus Supplement”), to the prospectus, dated September 19, 2024 (together with the Original Prospectus Supplement, the “Prospectus”), relating to the offer and sale of shares of our Class A common stock, par value $0.0001 per share (“Class A Common Stock”), from time to time through or to Northland Securities, Inc. (“Northland”), acting as sales agent or principal, in “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, pursuant to our Equity Distribution Agreement with Northland, dated as of September 24, 2024 (the “Sales Agreement”).

This prospectus supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information presented herein supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Prospectus, including any amendments or supplements thereto.

Our Class A Common Stock is listed on the Nasdaq Global Market LLC (“Nasdaq”) under the symbols “ISPO.” On September 27, 2024, the last reported sale price of our Class A Common Stock on Nasdaq was $4.01 per share.

Under the Original Prospectus Supplement, we initially registered shares of our Class A Common Stock having an aggregate offering price of up to $10,671,158 for offer and sale pursuant to the Sales Agreement. From September 24, 2024 through the date of this prospectus supplement, we have not sold any shares of Class A Common Stock under the Original Prospectus Supplement. As of the date of this prospectus supplement, we are increasing the amount of Class A Common Stock that we are offering pursuant to the Sales Agreement, such that we are offering shares of our Class A Common Stock having an aggregate offering price of up to $17,582,393 for sale under the Sales Agreement from and after the date hereof.

As of September 30, 2024, the aggregate market value of our Class A Common Stock held by our non-affiliates pursuant to General Instruction I.B.6 of Form S-3, or public float, was $52,747,178, based on 6,832,536 shares of Class A Common Stock held by non-affiliates as of such date and a price of $7.72 per share, which was the last reported sale price of our Class A Common Stock on Nasdaq on August 1, 2024. We have not sold any securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar-month period. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a registered offering pursuant to this prospectus supplement with a value exceeding more than one-third of our public float in any 12-calendar-month period so long as our public float remains below $75.0 million.

Investing in our Class A Common Stock involves risks. Carefully consider the risks described under the caption “Risk Factors” in the documents we incorporate by reference into this prospectus supplement and the accompanying base prospectus to read about important facts you should consider before buying our Class A Common Stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying base prospectus. Any representation to the contrary is a criminal offense.

Northland Capital Markets

The date of this prospectus supplement is September 30, 2024.